

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

<u>Via E-Mail</u>
Jeffrey L. Robins
Chief Executive Officer
NU-MED PLUS, INC.
455 East 500 South, Suite 205
Salt Lake City, Utah 84111

> **Re:    NU-MED PLUS, INC.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed January 15, 2013**
> **File No. 000-54808**

Dear Mr. Robins:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  Please note that this filing will become effective automatically 60 days after December 10, 2012.  If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding.  You could then refile when you are prepared to resolve the comments.  Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Products, page 4</u>

1.     Refer your disclosure added in the paragraph following the paragraph that you numbered "3."  If the FDA clearance and approval that you mention refers to clearance and approval of other companies' products, please say so clearly.  From your current disclosure in this section, it is unclear whether the FDA (1) requires each company that sells a substance to obtain FDA clearance before sale or (2) clears "uses" of a substance regardless of the company that produces the product.  Please revise to clarify.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 19

2.      Please clarify whether the $100,000 note issued to "a consultant" is the same $100,000 note you issued to SCS.  In the middle of the second paragraph of this section, you seem to be referring to two $100,000 notes.

3.      You disclose in the second paragraph of this section that the consultants' shares will be earned over four years.  Please reconcile that statement with the thirty-six month period mentioned at the end of that paragraph and the three-year period mentioned in your Rule 144 disclosure.  Also ensure that your response is consistent with the terms of the agreements that you have filed as exhibits.

4.      Refer to the last sentence on page 19.  If Mr. Boyce and Mr. Tait are CEO and vice president as well as directors of Reflect Scientific, please revise your disclosure regarding them being "employees" of Reflect to clarify.

Common Stock, page 21

5.      Refer to your response to prior comment 14.  It is unclear how your Articles of Incorporation address the voting rights of your issued common stock such that the introductory clause to section 2.11 of your bylaws would preclude the board from changing those rights.  Also, if your articles do address those rights, it is unclear what the purpose of the first paragraph of section 2.11 of your bylaws is.  Please advise.

6.      We note your response to prior comment 15.  However, Article IV of exhibit 3.01 refers specifically to Section 61-6-12 of the Utah Code Annotated, while your disclosure on page 21 refers more broadly to Section 61-6-1 *et. seq*. as being inapplicable to your securities.  Please revise or advise.

Note 10. Subsequent events, page F-9

7.      With respect to your disclosure of the November 14, 2012, $100,000 convertible promissory note with a consultant, you state that the note is convertible into shares of common stock at a conversion price to be agreed upon immediately prior to conversion.  Please tell us how you are accounting for the conversion feature of the debt and why.  Cite the accounting literature that you relied upon.

8.      Please disclose the amortization period and method for the prepaid services.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc:     Victor Schwarz, Esq.